

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2024

Patrick Liang
Chief Executive Officer, President
Forge Innovation Development Corp.
6280 Mission Boulevard, Unit 205
Jurupa Valley, CA 92509

> **Re: Forge Innovation Development Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 333-218248**

Dear Patrick Liang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction